Exhibit 99.1

GOLD STANDARD DEEP DRILLING CONTINUES TO INTERSECT
THICK INTERVALS OF OXIDE GOLD AT DARK STAR

Oxidized intercepts include 213.7m of 2.52 g Au/t and 163.1m of 1.24 g Au/t

October 16, 2018 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today reported more impressive results from one core hole and one reverse-circulation (“RC”) hole at the Dark Star deposit on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend. With this news release, results have now been reported for 121 of the 132 holes that have been completed at Dark Star.

Two holes in the northern portion of Dark Star intersected vertically-continuous zones of oxidized gold mineralization including 213.7m of 2.52 g Au/t and 163.1m of 1.24 g Au/t (refer to Dark Star drill hole plan map at the following link https://goldstandardv.com/lp/ds-oct16-2018-drillmaps/). These results continue to confirm oxide gold resource potential below the depth of the current resource model as well as lateral continuity to higher-grade mineralization. This autumn, as part of an expanded development drilling program announced on September 20, 2018 (see news release), approximately 5,400m of additional RC drilling in 17 holes will test new targets at depth below the current resource model, and 18 additional holes will test the potential for further lateral resource expansion to the north, west and south of the current resource. Five drill rigs are currently active on the project.

Jonathan Awde, CEO and Director of Gold Standard commented: “More than two years ago, when we got our first Dark Star intercept grading more than two grams of oxide over more than one hundred meters, we were surprised. We thought results that good would likely prove to be the exception. Today, we can say that we have learned why these results occur and where to find them. In our view, Dark Star is a truly exceptional opportunity which has still not reached its full potential as an oxide, heap leach project. We have just begun to explore its emerging potential for higher-grade sulfide mineralization at depth.”

Key Highlights from Dark Star:

  In the northern portion of Dark Star, core hole DC18-22 intersected an oxidized interval of 213.7m of 2.52 g Au/t, including 117.4m of 3.99 g Au/t. Below the thick oxide mineralization, the hole intersected an interval of reduced mineralization including 16.8m of 3.66 g Au/t.

  Also, in the northern portion of Dark Star, RC hole DR18-106 intersected 163.1m of 1.24 g Au/t, including separate intervals of 27.4m of 2.09 g Au/t, 7.6m of 1.88 g Au/t and 27.4m of 2.52 g Au/t. Oxidized mineralization extends approximately 30m below the current resource model.
  Below the oxide mineralization, the hole intersected a reduced zone of 4.6m of 1.84 g Au/t.

  Based on the reduced intercepts in DR18-70, -104, -105, and now DC18-22, that are below the block model, there is an emerging and expanding sulfide target below the thick, vertically- continuous zones of oxide mineralization (see September 24, 2018 news release).

  Currently 5 drill rigs are active on site testing the following: 1) new targets at depth below the Dark Star current resource model, and lateral resource expansion to the north, west and south of the current Dark Star resource; 2) at Jasperoid Wash, drilling will look to expand areas of known shallow oxide mineralization and to test new targets; 3) new shallow oxide targets at Dixie and Arcturus; and 4) new shallow oxide targets at Ski Track.

Dark Star drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DC18-22	Core	90	-83	304.0	17.4-231.1	213.7	2.52
				Including	113.7-231.1	117.4	3.99
					231.1-247.9	16.8	3.66
DR18-106	RC	90	-80	335.3	38.1-201.2	163.1	1.24
				Including	103.7-131.1	27.4	2.09
				Including	138.7-146.3	7.6	1.88
				Including	173.8-201.2	27.4	2.52
					216.4-221.0	4.6	1.84

Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff for oxide mineralization and a 1.0 g Au/t cutoff for reduced mineralization. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Don Harris, Gold Standard’s Senior Development Geologist commented: “The continuation of the drilling program at Dark Star is a testament to the success of exploration at the deposit. Final results for the expanded program and the recently completed deep test holes (DR18-70, DR18-103 through 106 and DC18-22) will be incorporated into the project in late 2018. Meanwhile, the South Railroad Project (combined Dark Star-Pinion) continues down the development track with site planning and resource evaluation. Results will be incorporated into permit planning and initial meetings with the lead agencies for a mining permit.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized. Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. The Dark Star deposit, 2.1 km to the east of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com